File No. 70-9541



                       UNITED STATES OF AMERICA
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


Application of Northeast     )
Utilities, The Connecticut   )
Light and Power Company,     )
Public Service Company of    )             CERTIFICATE PURSUANT TO
New  Hampshire, Western      )             RULE 24 UNDER THE PUBLIC
Massachusetts Electric       )             UTILITY  HOLDING COMPANY ACT
Company, North Atlantic      )             OF 1935
Energy Corporation, NU       )
Enterprises, Inc., Northeast )
Generation Company,          )
Northeast Generation         )
Services Company, Select     )
Energy, Inc., Select Energy  )
Services, Inc., Select       )
Energy Contracting, Inc.,    )
Reeds Ferry Supply Co.,      )
Inc., HEC Energy             )
Consulting Canada, Inc.      )
on Form U-1                  )

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing payment of dividends, share repurchases and share issuance in connection with restructuring by NU and certain subsidiaries (HCAR. No. 27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended December 31, 2001, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

     The Connecticut Light and Power Company (CL&P)

                                                 As of December 31, 2001
                                                -----------------------
                                                (thousands
                                                of dollars)        %
                                                -----------      ------
     Common shareholders' equity:
      Common shares                             $   75,849         2.5%
      Capital surplus, paid in                     414,085        13.4
      Retained earnings                            286,901         9.3
                                                ----------       -----
      Total Common shareholders' equity            776,835        25.2
     Preferred stock                               116,200         3.8
     Long-term and short-term debt                 824,349        26.8
     Rate reduction bonds                        1,358,652        44.2
                                                ----------       -----
                                                $3,076,036       100.0%
                                                ==========       =====

     A common dividend of $15,018,070.32 was declared on December 20, 2001 and was paid to NU on December 31, 2001.

     Western Massachusetts Electric Company (WMECO)

                                                 As of December 31, 2001
                                                -----------------------
                                                (thousands
                                                of dollars)        %
                                                -----------      ------
     Common shareholders' equity:
      Common shares                             $   12,742         2.7%
      Capital surplus, paid in                      82,283        17.8
      Retained earnings                             55,422        12.0
                                                ----------       -----
      Total Common shareholders' equity            150,447        32.5
     Long-term and short-term debt                 160,370        34.6
     Rate reduction bonds                          152,317        32.9
                                                ----------       -----
                                                $  463,134       100.0%
                                                ==========       =====

     A common dividend of $13,002,344.96 was declared on December 12, 2001 and was paid to NU on December 31, 2001.

     There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

     As of December 31, 2001 the senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH are each BBB+, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO, and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings.

     NU represents that during the quarter ended December 31, 2001 internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

     Internal cash funds available during the quarter were supplemented with external borrowings during the quarter for PSNH, WMECO, and NAEC.

                     Net cash flows   Net cash flows    Net cash flows
           Cash        (used in)/      provided by/       (used in)/
         beginning    provided by       (used in)        provided by     Cash end
         of period     operating        investing         financing     of period
         9/30/2001     activities      activities        activities     12/31/2001
         ---------   --------------   --------------   --------------   ----------
                                   (Thousands of Dollars)
CL&P      $  444        $(18,728)        $115,367         $(96,310)      $  773

PSNH       8,681          25,507          (72,233)          39,524        1,479

WMECO      6,068          22,957           (6,527)         (21,889)         599

NAEC        -             12,098          (12,014)             -             84




                                  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.




/s/ John P. Stack
    -----------------------------
    John P. Stack
    Vice President and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    February 27, 2001